# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Total Return Securities Fund, CIK 0000813623
CUSIP: 870875101
Title of class of securities: Closed End Fund
Address of issuer's principal executive offices: C/O U.S. BANK GLOBAL FUND SERVICES, 615 EAST MICHIGAN STREET, MILWAUKEE, Wisconsin (WI), 53202
Date of event which requires filing of this statement: 11/20/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001103646

## Reporting persons
- CSS LLC/IL: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); sole voting power 1,221,756; shared voting power 0; sole dispositive power 1,221,756; shared dispositive power 0; aggregate amount beneficially owned 1,221,756 (8.995% of the class)

## Item 1. Issuer
Name of issuer: Total Return Securities Fund
Address of issuer's principal executive offices:
C/O U.S. BANK GLOBAL FUND SERVICES, 615 EAST MICHIGAN STREET, MILWAUKEE, WISCONSIN
53202

## Item 2. Person Filing
Name of person filing: CSS LLC/IL
Address of principal business office or, if none, residence:
1 NORTH WACKER DRIVE
SUITE 3075
CHICAGO, Illinois
60606
Citizenship: CSS LLC/IL - ILLINOIS

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,221,756
Percent of class: 8.995
Sole power to vote or to direct the vote: CSS LLC/IL - 1,221,756
Shared power to vote or to direct the vote: CSS LLC/IL - 0
Sole power to dispose or to direct the disposition: CSS LLC/IL - 1,221,756
Shared power to dispose or to direct the disposition: CSS LLC/IL - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
The Reporting person's beneficial ownership of 1,221,756 shares consists of 629,369 shares and 592,387 Rights exercisable for 592,387 shares. The Percent of Class calculation is based upon 12,990,705 Shares outstanding as reported on Form N-CSRS (Certified Shareholder Report, Semi-Annual) with the Securities and Exchange Commission on September 8, 2025, for Reporting Date June 30, 2025, and the shares associated with its 592,387 Rights.

## Signatures
- CSS LLC/IL: Mitchell R. Bialek, Mitchell R. Bialek/CCO (12/01/2025)